SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL RESOLUTIONS BY LARGE MAJORITIES AT ITS AGM

Ryanair Holdings Plc today (20 Sept) held its 2018 AGM, during which shareholders approved all resolutions by large majorities. Details of the voting is set out in the table below.

As previously disclosed in the Company's 2018 Annual Report, Charlie McCreevy and Declan McKeon chose not to seek re-election at the AGM. Chairman David Bonderman sincerely thanked both Charlie and Declan for their substantial contribution over the last 8 years and welcomed both Emer Daly and Róis’n Brennan as new members of the Board.

2018 AGM Resolutions

		Votes in favour
1.	Accounts	98.7%
2.	Remuneration Report	87.9%
3 (a)	D. Bonderman	70.5%
(b)	M. Cawley	81.9%
(c)	S. McCarthy	99.7%
(d)	K. McLaughlin	66.8%
(e)	H. Millar	78.5%
(f)	D. Milliken	94.7%
(g)	M. O'Brien	99.1%
(h)	M. O'Leary	98.5%
(i)	J. O'Neill	96.0%
(j)	L. Phelan	96.0%
(k)	E. Daly	99.7%
(l)	R. Brennan	99.7%
4.	Auditors Remuneration	99.8%
5.	Allot Ordinary Shares	98.0%
6.	Disapply Pre-Emption Rights	99.0%
7.	Authority to Repurchase Shares	99.3%

ENDS.

For further information
please contact:                       Robin Kiely                              Piaras Kelly
                                                Ryanair DAC                           Edelman Ireland
                                                Tel: +353-1-9451949              Tel: +353-1-6789 333
                                                press@ryanair.com                   ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 September 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary